FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this report on Form 6-K is a copy of the Articles of Amendment of Top Ships Inc., dated April 17, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: April 18, 2014	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

EXHIBIT 99.1

ARTICLES OF AMENDMENT TO THE
THIRD AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
TOP SHIPS INC.
PURSUANT TO SECTION 90 OF
THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT

I, Evangelos Pistiolis, as the Chief Executive Officer of TOP Ships Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands as OCEAN HOLDINGS INC. on January 10, 2000 (the “Corporation”), for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certify that:

1.	The name of the Corporation is: TOP Ships Inc.

2.	The Articles of Incorporation were filed with the Registrar of Corporations on the 10th day of January, 2000 under the name “OCEAN HOLDINGS INC.”

3.	Articles of Amendment were filed with the Registrar of Corporations on the 30th day of April, 2004, changing the name of the Corporation to “TRANS OCEAN PETROLEUM TANKERS INC.”

4.	Articles of Amendment were filed with the Registrar of Corporations on the 10th day of May, 2004, changing the name of the Corporation to “TOP TANKERS INC.”

5.	Articles of Amendment were filed with the Registrar of Corporations on the 27th day of May, 2004.

6.	Restated and Amended Articles of Incorporation were filed with the Registrar of Corporations on the 21st day of July, 2004.

7.	Articles of Amendment were filed with the Registrar of Corporations on the 22nd day of July, 2005.

8.	Articles of Amendment were filed with the Registrar of Corporations on the 17th day of December, 2007 changing the name of the Corporation to “TOP SHIPS INC.”

9.	Articles of Amendment were filed with the Registrar of Corporations on the 20th day of March, 2008.

10.	The Second Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations on the 17th day of September, 2009.

11.	The Third Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations on the 23rd day of June, 2011.

12.	Section D of the Third Amended and Restated Articles of Incorporation is hereby amended by adding the following paragraph:

“(c)           Reverse Stock Split.  Effective with the commencement of business on April 21, 2014, the Corporation shall effect a one-for seven reverse stock split as to its issued and outstanding shares of common stock, par value $0.01 per share.  No fractional shares shall be issued and, in lieu thereof, holders of the Corporation’s common stock, par value $0.01 per share, shall receive a cash payment in the amount equal to the fraction to which the holder would otherwise be entitled to multiplied by the closing price of the Corporation’s common stock on the NASDAQ Global Select Market on the last trading day prior to the effective date of the reverse stock split, as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Corporation’s Board of Directors.  As a result of the reverse stock split, the number of issued and outstanding shares of the Corporation’s common stock, par value $0.01 per share, shall decrease from 58,170,034 to 8,309,997.  The reverse stock split shall not change the number of registered shares of common stock, par value $0.01 per share, the Corporation is authorized to issue or the par value of the common stock. The stated capital of the Corporation is hereby reduced from $581,700.34 to $83,099.97 and the reduction of $498,600.37 is allocated to surplus.”

13.	All of the other provisions of the Third Amended and Restated Articles of Incorporation shall remain unchanged.

14.
This amendment to the Third Amended and Restated Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares of the Corporation with a right to vote thereon at the meeting of shareholders of the Corporation held on February 24, 2014.

[REMAINDER OF PAGE LEFT BLANK]

IN WITNESS WHEREOF, I have executed this Amendment to the Third Amended and Restated Articles of Incorporation on this 17th day of April, 2014.

/s/ Evangelos Pistiolis
Evangelos Pistiolis
Chief Executive Officer